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SEC FILE NUMBER
8-50912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Herndon Plant Oakley Ltd

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 North Shoreline Blvd., STE 2200 South
(No. and Street)

Corpus Christi	TX	78401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Ann Ragan	361-888-7611	bragan@hpo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Russell Brent Herndon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Herndon Plant Oakley Ltd, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH RAGAN
Notary ID #124447830
My Commission Expires
December 5, 2023

Signature: [signature]

Title: Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

   Statement of financial condition   2

   Statement of operations   3

   Statement of changes in partners' capital   4

   Statement of cash flows   5

   Notes to financial statements   6 - 15

   Schedule I: Supplemental information pursuant to rule 17a-5   16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   17

Exemption report   18



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2023, and the related statements of operations, changes in partners' capital, and cash flows for the then year, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on Herndon Plant Oakley Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herndon Plant Oakley Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Herndon Plant Oakley Ltd.'s auditor since 2001.

Celeste, Texas
February 5, 2024

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	593,356
Receivable from clearing broker/dealer		424,519
Investment advisory fees receivable		107,994
Service fees receivable - related party		8,903
Prepaid expenses		25,228
Securities owned		934,562
Clearing deposits		110,000
Furniture and equipment, net		76,538
Deposits		27,993
Right of use asset		512,159
TOTAL ASSETS	$	2,821,252

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	98,999
Accrued expenses		99,688
Income tax payable - state		19,559
Lease liability		512,159
TOTAL LIABILITIES		730,405
Partners' Capital		2,090,847
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,821,252

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Operations
For the Year Ended December 31, 2023

Revenue

Securities commissions	$ 2,523,986
Mutual fund commissions	2,742,419
Investment advisory fees	526,909
Service fees - related party	73,061
Other revenue	46,207
TOTAL REVENUE	5,912,582

Expenses

Clearing and other charges	256,392
Communications	299,715
Compensation and related costs	4,868,429
Occupancy and equipment costs	285,564
Professional fees	118,826
Promotional costs	30,619
Regulatory fees and expenses	135,725
Other expenses	97,907
TOTAL EXPENSES	6,093,177
Net loss before other loss and provision for income taxes	(180,595)
Unrealized loss on securities owned	(3,562)
Net loss before provision for income taxes	(184,157)
Income taxes - state	19,397
NET LOSS	$ (203,554)

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2023

	General Partner	Limited Partners	Total
Balances at December 31, 2022	$ 0	$ 2,294,401	$ 2,294,401
Net loss	0	(203,554)	(203,554)
Balances at December 31, 2023	$ 0	$ 2,090,847	$ 2,090,847

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(203,554)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		11,975
Unrealized loss on securities owned		3,562
Changes in assets and liabilities		
Decrease in receivable from clearing broker/dealer		18,726
Increase in investment advisory fees receivable		(15,619)
Decrease in service fees receivable - related party		525
Decrease in prepaid expenses		11,407
Increase in clearing deposits		(10,000)
Decrease in right of use asset		485,755
Increase in accounts payable		19,895
Increase in accrued expenses		2,364
Decrease in income tax payable - state		(1,821)
Decrease in lease liability		(485,755)
Net cash used in operating activites		(162,540)
Cash flows from investing activities:		
Purchase of securities owned		(410,644)
Net cash used in investing activities		(410,644)
Net decrease in cash and cash equivalents		(573,184)
Cash and cash equivalents at beginning of year		1,166,540
Cash and cash equivalents at end of year	$	593,356
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes - state	$	19,559
Interest	$	0

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's operations consist primarily of providing securities brokerage and investment advisory services to individuals located throughout the United States.

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Partnership 's other business activities it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments -Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes securities commissions, mutual fund commissions, investment advisory fees and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Commissions

The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund Commissions

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Partnership may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Partnership provides investment advisory services on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Service Fees – Related Party

The Partnership provides office and administrative services to a related party. The Partnership believes that the performance obligation is satisfied when individually identifiabl e services are provided or expenses paid on behalf of the related party. Service fees are billed and recognized quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising costs totaled $30,619 during 2023.

Leases

The Partnership leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The corporate office space leases are included in operating lease right of use ("ROU") asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying assets for the lease term, and the lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Partnership uses the implicit rate when it is readily determinable. Since the Partnership's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Partnership's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Partnership's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

The corporate office lease agreements include provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreements do not contain any material residual value guarantees.

The Partnership has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealers

The Partnership has clearing agreements with two national clearing broker/dealers to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 under the first agreement. This agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. There are annual decreasing termination fees to the Partnership if the agreement is terminated by the Partnership before the end of the five-year period ending October 31, 2025. As of December 31, 2023, the termination fee is $750,000. The second agreement currently does not have a monthly minimum clearing and execution fee. This agreement also requires the Partnership to maintain a minimum of $10,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Partnership had net capital of $1,805,137 which was $1,555,137 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .12 to 1.

Note 4 - <u>Fair Value / Securities Owned</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023.

<u>Debt securities</u>: Valued at an evaluated bid price obtained from an independent pricing service that uses a matrix pricing method or other analytical models. These securities will generally be categorized in Level 2 of the fair value hierarchy.

<u>Mutual funds</u>: Priced at the ending NAV provided by the service agent of the mutual funds and are categorized in Level 1 of the fair value hierarchy

Note 4 - Fair Value / Securities Owned (continued)

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Debt Securities	$ -	$ 599,932	$ -	$ 599,932
Mutual Funds	334,630	-	-	334,630
Total	$ 334,630	$ 599,932	$ -	$ 934,562

Securities owned consists of two U.S. Treasury notes which mature in October 2024 and January 2025 and two mutual funds. Cost and fair values of the securities owned at December 31, 2023, are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
$ 1,032,269	$ -	$ 97,707	$ 934,562

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2023.

Note 5 - Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

Furniture, fixtures and equipment	$ 176,663
Leasehold improvements	293,406
	470,069
Accumulated depreciation and amortization	(393,531)
	$ 76,538

Depreciation and amortization expense for the year was $11,975 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 6 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealer s carry the accounts of the customers of the Partnership and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

At various times during the year the Partnership maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2023, there was no uninsured balance.

At December 31, 2023, the Partnership has $1,964,132, or approximately 70% of its total assets, in money market funds, commissions receivable, securities owned, and a clearing deposit held by or due from one of its clearing broker/dealers.

Note 7 - <u>Lease Commitments</u>

The Partnership leases its corporate office space under non-cancelable operating leases expiring through July 2025. The following summarizes the line items in the statement of financial condition which include amounts for the corporate office lease as of December 31, 2023:

Operating Lease Right-of-use asset	<u>$ 512,159</u>
Lease Liability	<u>$ 512,159</u>

The discount rate used on the operating leases was 6%.

The maturities of the lease liability as of December 31, 2023 were as follows:

2024	444,091
2025	<u>125,483</u>
Total lease payments	569,574
Less: interest	<u>(57,415)</u>
Present value of lease liability	<u>$ 512,159</u>

Note 7 - Lease Commitments (continued)

The Partnership expects certain of the above lease commitments to be paid directly by Oxbow Advisors, LLC (Oxbow), a related party. Estimated lease payments to be paid by Oxbow total $493,591 over the term of the leases. Lease payments paid directly by Oxbow totaled $316,280 for the year.

Total rent expense for the year under operating leases was $183,972 (which includes additional rental and proportionate share of operating expenses and parking payable under the lease agreements), and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 8 - Related Party Transactions/Economic Dependency/Concentrations

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's revenue for the year ended December 31, 2023. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow. Under the Agreement, the Partnership assists Oxbow with the day to equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership also pays overhead expenses of Oxbow. Oxbow reimburse the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms-length transactions. Service fees earned for the year ended December 31, 2023 were $35,923. The Partnership has $8,903 receivable under the Agreement at December 31, 2023.

Oxbow paid rents on operating leases for which the Partnership has obligation totaling $316,280 for the year ended December 31, 2023.

Note 9 - <u>401(k) Profit Sharing Plan</u>

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2023.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $88,119 and are reflected in the accompanying statement of operations as compensation and related costs.

Note 10 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 11 - <u>Subsequent Events</u>

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 5, 2024, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

Schedule I

HERNDON PLANT OAKLEY LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2023

Computation of Net Capital

Total partners' capital qualified for net capital	$	2,090,847
Deductions and/or charges		
Non-allowable assets:		
Petty cash		500
Investment advisory fees receivable		107,994
Service fees receivable - related party		8,903
Prepaid expenses		25,228
Furniture and equipment, net		76,538
Deposits		27,993
Total deductions and/or charges		247,156
Net capital before haircuts		1,843,691
Haircuts on securities:		
Cash equivalents		7,999
Securities owned		30,555
Total haircuts on securities		38,554
Net Capital	$	1,805,137
Aggregate indebtedness		
Accounts payable	$	98,999
Accrued expenses		99,688
Income tax payable - state		19,559
Total aggregate indebtedness	$	218,246
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or		
1/15 of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	1,555,137
Ratio of aggregate indebtedness to net capital		.12 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herndon Plant Oakley Ltd. identified the following provision of 17 C.F.R. §15c3-3(k) under which Herndon Plant Oakley Ltd. claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) exemption provision and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Herndon Plant Oakley Ltd.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 5, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs®

Herndon Plant Oakley Ltd
800 North Shoreline Blvd., STE 2200 South / Corpus Christi, Texas 78401
361-888-7611

Exemption Report

Herndon Plant Oakley Ltd (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Herndon Plant Oakley Ltd

I, Brent Herndon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Russell Brent Herndon, Partner
January 29, 2024